SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  ALDILA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    014384101
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                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 OCTOBER 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 014384101                   13D                      Page 2 of 9 Pages
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================================================================================
(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                     ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                    (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only
--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)

                     OO     See  Item  3
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings
        is Required Pursuant to Items  2(d)  or  2(e).                       |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization

                     BERMUDA
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                                  267,633
Shares
Bene-                -----------------------------------------------------------
ficially     (8)     Shared  Voting  Power
Owned                               -0-
By                   -----------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                                 267,633
Person               -----------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                                    -0-
--------------------------------------------------------------------------------
(11)    Aggregate Amount Owned by Each Reporting Person
                                    267,633
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                  |_|
--------------------------------------------------------------------------------

(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                    5.4%
--------------------------------------------------------------------------------

(14)    Type  of  Reporting  Person

                                    CO
================================================================================



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CUSIP  No.  014384101                 13D                      Page 3 of 9 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the  "Schedule  13D").

Item  1.          Security  and  Issuer.

                  This statement relates to shares (the "Shares") of the Common Stock, par value $0.01 per share ("Common Stock"), of Aldila, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12140 Community Road, Poway, California 92064.


Item  2.          Identity  and  Background.

         Items  2(a),  2(b)  &  2(c).

                  This Schedule 13D is filed by Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda (the "Reporting Person"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Reporting Person was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. The Reporting Person is managed by its Board of Directors.

                  The Directors of the Reporting Person are John Radziwill, Duncan Soukup, Luke Johnson, James Ozanne, Peter Melhado, Christopher Mills, and Tim Lovell. The business address of Messrs. Radziwill, Johnson, Ozanne, Melhado, Mills and Lovell is c/o the Reporting Person's business address given above. The business address of Mr. Soukup is 118 E. 25th Street, Eighth Floor, New York, NY 10010.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

                  (d) During the last five years, the Reporting Person and the members of its Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

                  (e) During the last five years, the Reporting Person and the members of its Board of Directors have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Radziwill, Soukup, Johnson, Mills and Lovell are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.



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CUSIP  No.  014384101                 13D                      Page 4 of 9 Pages
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Item  3.          Source  and  Amount  of  Funds  or  Other  Consideration.

                  The aggregate purchase price of the 267,633 shares of Common Stock acquired by the Reporting Person is $1,366,484 in newly issued shares of the Reporting Person.

Item  4.          Purpose  of  Transaction.

                  The  Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item  5.          Interest  in  Securities  of  the  Issuer.

                  (a) As of the close of business on October 7, 2002, the Reporting Person beneficially owns 267,633 shares of Common Stock constituting approximately 5.40% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 4,947,648 shares of Common Stock outstanding as of August 12, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 12, 2002.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

                  (c) In the last 60 days, the Reporting Person effected no transactions in the Common Stock other than as follows:

                  On October 7, 2002, Acquisitor plc ("Acquisitor") privately sold 267,633 shares of the Issuer to the Reporting Person at $5.1058 per share in shares of the Reporting Person for each share of the Issuer.

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)  Not  Applicable


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CUSIP  No.  014384101                 13D                      Page 5 of 9 Pages
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Item  6.          Contracts,  Arrangements, Understandings or Relationships With
Respect  to  Securities  of  the  Issuer.

                  On September 26, 2002, the Reporting Person made an offer to purchase, inter alia, all of the shares of Common Stock owned by Acquisitor, on September 30, 2002, Acquisitor accepted such offer and on October 7, 2002, the parties entered into an Amendment to Subscription Agreement. The Offer Letter, the Subscription Agreement and the Amendment to Subscription Agreement are incorporated by reference herein.


Item  7.          Material  to  be  Filed  as  Exhibits.

                  The following documents are incorporated herein by reference as specified in the Exhibit Index hereto:

                  (a) Offer Letter dated September 26, 2002 by and between the Reporting Person and Acquisitor.

                  (b) Subscription Agreement dated September 30, 2002 by and between the Reporting Person and Acquisitor.

                  (c) Amendment to Subscription Agreement dated October 7, 2002 by and between the Reporting Person and Acquisitor.

           [The remainder of this page was intentionally left blank.]



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CUSIP  No.  014384101                 13D                      Page 6 of 9 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2002

                            ACQUISITOR HOLDINGS (BERMUDA) LTD.

                            By:  /s/  Duncan Soukup
                            --------------------------------
                            Name:  Duncan Soukup
                            Title:  Deputy Chairman



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CUSIP  No.  014384101                 13D                      Page 7 of 9 Pages
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                                   SCHEDULE  A


            Information Concerning Directors of the Reporting Person


The Reporting Person is managed by its Board of Directors, whose details are given below:

John Stanislas Albert Radziwill, Non-Executive Chairman, aged 55
Mr. Radziwill has served as the chairman of the Reporting Person since September 2002. He has also served as the chairman of Acquisitor since January 2000. He has also served as the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK since August 2001, and prior to then served as a director. Mr. Radziwill was also, until its sale to Danzas AG, a director of Air Express International Corporation, a worldwide transportation and logistics company. From 1977 to 1997, Mr. Radziwill was president of Radix Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company engaged in international transportation services. Mr. Radziwill is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

Duncan Soukup, Deputy Chairman, aged 48
Since September 2002, Mr. Soukup has served as deputy chairman of the Reporting Person. Since January 2000, he also has served as managing director of Acquisitor. Mr. Soukup is also president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994 which in January 2002 became a subsidiary of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. Mr. Soukup served as the chairman and chief executive officer of York from November 2000 until August 2001, and currently serves as a Director. From 1988 to 1994, Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department and was until 1998 a director of Sage Laboratories, Inc., a US public company that was acquired by Filtronic plc of the UK.

Luke Oliver Johnson, Director, aged 40
Mr. Johnson has served as a director of the Reporting Person since September 2002. He has also served as a director of Acquisitor since January 2000. Mr. Johnson is also the chairman of Signature Restaurants PLC. He has over 17 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served as executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of the Reporting Person in light of his other business interests.

James Herbert Ozanne, Non-Executive Director, aged 59
Mr. Ozanne has served as a director of the Reporting Person since September 2002. He also served as a director of Acquisitor from January 2000 until July 2002. Mr. Ozanne has been the Chairman of Greenrange Partners LLC, which makes early to late



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CUSIP  No.  014384101                 13D                      Page 8 of 9 Pages
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stage  venture  capital  investments  and  which  participates  in  management buy-outs, since 1996. He is also currently a Director, and Chairman of the Underwriting Committee, of Financial Security Assurance with which he has been involved since 1989. Until July 2000, when it was acquired by Dexia, Mr. Ozanne was also Vice Chairman of Financial Security Assurance. Mr. Ozanne is also Vice Chairman and a Director of Fairbanks Capital Corp., a mortgage servicer, and since September 2002, a Director of Proton Energy Systems, Inc., a Nasdaq-listed designer, developer and manufacturer of proton exchange membrane electrochemical products used in hydrogen generators and regenerative fuel cell systems. Until May 2001, Mr. Ozanne was a Director of Basis 100, a Toronto Stock Exchange listed e-commerce technology solution provider for financial institutions and service providers. Until 1999, Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp
Mortgage on May 1, 1999. Between 1989 and 1996, Mr. Ozanne was Chairman and Chief Executive Officer of Nations Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and Chief Executive Officer, a position which he had held in the enlarged company. Mr. Ozanne was the Chief
Executive Officer of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance and asset management businesses.

Peter Melhado, Non-Executive Director, aged 44
Mr. Melhado has served as a director of the Reporting Person since September 2002. He also served as a director of Acquisitor from January 2000 until July 2002. Mr. Melhado is a general partner of Polaris Partners, L.P., an investment partnership he co-founded in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, both of which are US investment management firms. Mr. Melhado is also the President of Iroquois Avenue Foundation, a US charitable Trust.

Christopher Harwood Bernard Mills, Non-Executive Director, aged 49
Mr. Mills has served as a director of the Reporting Person since September 2002. He has also served as a director of Acquisitor since January 2000. He has been Chief Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

Timothy James Carey Lovell, Non-Executive Director and Assistant Company Secretary, aged 47
Mr Lovell has served as director and assistant secretary of the Reporting Person since September 2002. He has also served as a director of Acquisitor since September 2002. From 1998 to 2001 Mr. Lovell was Finance Director of Rouse & Co International, a specialist intellectual property rights services business. In early 1990 he jointly founded Marlin Partners, an Asian stockbroking business, initially as a joint venture with Ord Minnett. Mr. Lovell opened a research office for Marlin Partners in India and helped launch The India Gateway Fund in 1994 to invest in Indian smaller companies. As a director he was actively involved in the operations of the fund until the end of 1997. He was Finance Director of WI Carr from 1982 to 1986 and Head of Asian Stockbroking Operations for Swiss Bank Corporation from 1986 to 1990. Mr. Lovell is a Chartered Accountant and has over 15 years experience in investment businesses.


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CUSIP  No.  014384101                 13D                      Page 9 of 9 Pages
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                                  Exhibit Index

          The following documents are incorporated by reference herein:


                  Exhibit                                      Page

                   (a) Offer Letter dated          Incorporated by reference to
September 26, 2002 by and between the Reporting  Exhibit (a) of the Schedule 13D
Person and Acquisitor.                          Amendment No. 1 filed on October
                                                 9, 2002 by Acquisitor plc with
                                                    respect to Aldila, Inc.

                   (b) Subscription Agreement     Incorporated by reference to
dated September 30, 2002 by and between the      Exhibit (b) of the Schedule 13D
Reporting Person and Acquisitor.                Amendment No. 1 filed on October
                                                 9, 2002 by Acquisitor plc with
                                                     respect to Aldila, Inc.

                  (c) Amendment to Subscription   Incorporated by reference to
Agreement dated October 7, 2002 by and between   Exhibit (c) of the Schedule 13D
the Reporting Person and Acquisitor.            Amendment No. 1 filed on October
                                                 9, 2002 by Acquisitor plc with
                                                    respect to Aldila, Inc.



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